Exhibit 99.1

Trina Solar Announces Receipt of Favorable Arbitration Award and Adjusts Fourth Quarter and
Full Year 2013 Earnings Results

CHANGZHOU, China, March 20, 2014  — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced it has received US$20.4 million from a customer in an arbitration settlement involving an outstanding account balance under a solar module purchase agreement. The arbitration panel determined that Trina Solar was entitled to US$20.4 million, which included the full amount of the outstanding accounts receivable of US$17.4 million sought by the Company, plus sales tax and accrued interests.

Ms. Teresa Tan, CFO of Trina Solar, said, “We are pleased to see that our efforts to pursue outstanding accounts receivable in overseas markets are delivering positive results. Sound financial management is a key focus for Trina Solar. We remain strongly committed to maintaining a healthy balance sheet to support Trina’s long-term growth.”

The arbitration fund was received subsequent to the Company’s fourth quarter and full year 2013 earnings results. As a result, the accounts receivable provision of US$5.7 million for bad debt previously accrued has been reversed in the fourth quarter of 2013. Consequently, related financial numbers previously stated in the Company’s fourth quarter and full year 2013 earnings release are being adjusted to reflect this event.

For a comparison of the difference in the financial numbers, please refer to the tables below. To access the Company’s full adjusted financial results for the fourth quarter and full year 2013, please refer to the full income statements and balance sheets attached at the end of this press release.

Trina Solar Limited
Unaudited Condensed Consolidated Statements of Operations
(US dollars in thousands, except ADS and share data)
	For the Three Months Ended Dec. 31, 2013		For Year Ended Dec. 31, 2013
Line Items	Adjusted	Previous	Adjusted	Previous
General and administrative expenses	19,741	25,445	103,523	109,228
Total operating expenses	59,314	65,018	256,273	261,978
Operating income (loss)	19,807	14,103	(38,079)	(43,784)
Income (loss) before income taxes	14,124	8,420	(85,266)	(90,971)
Net income (loss)	15,258	9,554	(72,236)	(77,940)
Net income (loss) attributable to Trina Solar Limited	15,464	9,760	(72,026)	(77,730)
Earnings (loss) per ADS
Basic	0.22	0.14	(1.01)	(1.09)
Diluted	0.21	0.13	(1.01)	(1.09)

Trina Solar Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
(US dollars in thousands)
	For the Three Months Ended Dec. 31, 2013		For Year Ended Dec. 31, 2013
Line Items	Adjusted	Previous	Adjusted	Previous
Net income (loss)	15,258	9,554	(72,236)	(77,940)
Comprehensive income (loss)	18,114	12,410	(66,039)	(71,743)
Comprehensive income (loss) attributable to Trina Solar Limited	18,321	12,617	(65,830)	(71,534)

Trina Solar Limited
Unaudited Condensed Consolidated Balance Sheets Dec. 31, 2013
(US dollars in thousands)
Line Items	Adjusted	Previous
Accounts receivable, net	435,092	429,387
Total Currents assets	1,521,701	1,515,996
TOTAL ASSETS	2,567,229	2,561,525
Retained earnings	143,369	137,665
Total Trina Solar Limited shareholder’s equity	822,196	816,492
Total equity	822,479	816,775
TOTAL LIABILITIES AND EQUITY	2,567,229	2,561,525

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou)	Ilse Schache Phone: + (86) 21-6039-6388 (Shanghai)
Email: trina@brunswickgroup.com
Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended			For Year Ended
	Dec. 31, 2013	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Net revenues	$525,638	$548,386	$302,746	$1,774,971	$1,296,655
Cost of revenues	446,517	464,955	297,112	1,556,777	1,239,412
Gross profit	79,121	83,431	5,634	218,194	57,243
Operating expenses
Selling expenses	33,566	37,511	30,350	132,823	118,885
General and administrative expenses	19,741	35,527	40,320	103,523	176,719
Research and development expenses	6,007	4,360	5,392	19,926	26,511
Total operating expenses	59,314	77,398	76,062	256,273	322,115
Operating income (loss)	19,807	6,033	(70,428)	(38,079)	(264,872)
Foreign exchange gain (loss)	1,064	8,050	2,582	(13,576)	908
Interest expenses	(8,975)	(13,355)	(12,682)	(48,445)	(51,887)
Interest income	770	1,335	1,244	3,958	8,552
Gain (loss) on change in fair value of derivative	729	(79)	2,153	2,180	8,542
Other income, net	729	2,995	1,209	8,696	6,797
Income (loss) before income taxes	14,124	4,979	(75,922)	(85,266)	(291,960)
Income tax benefit (expense)	1,134	4,918	(11,256)	13,030	25,405
Net income (loss)	15,258	9,897	(87,178)	(72,236)	(266,555)
Loss attributable to the noncontrolling interests	206	4	—	210	—
Net income (loss) attributable to Trina Solar Limited	$15,464	$9,901	$(87,178)	$(72,026)	$(266,555)
Earnings (loss) per ADS*
Basic	$0.22	$0.14	$(1.23)	$(1.01)	$(3.77)
Diluted	$0.21	$0.14	$(1.23)	$(1.01)	$(3.77)
Weighted average ADS outstanding*
Basic	71,064,192	71,017,284	70,772,050	71,071,055	70,696,594
Diluted	72,526,455	71,757,097	70,772,050	71,071,055	70,696,594

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended			For Year Ended
	Dec. 31, 2013	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Net income (loss)	$15,258	$9,897	$(87,178)	(72,236)	(266,555)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,856	(1,021)	(877)	6,197	(2,985)
Comprehensive income (loss)	18,114	8,876	(88,055)	(66,039)	(269,540)
Comprehensive loss attributable to non-controlling interests	207	4	—	209	—
Comprehensive income (loss) attributable to Trina Solar Limited	$18,321	$8,880	$(88,055)	$(65,830)	$(269,540)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Dec. 31,	Sep. 30,	Dec. 31,
	2013	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$486,686	$448,602	$807,276
Restricted cash	74,720	109,180	110,920
Inventories	244,532	278,124	318,504
Project assets, current portion	73,305	58,948	7,960
Accounts receivable, net	435,092	603,009	390,157
Current portion of advances to suppliers, net	68,253	65,518	57,846
Prepaid expenses and other current assets, net	139,113	98,455	72,824
Total current assets	1,521,701	1,661,836	1,765,487
Property, plant and equipment, net	889,752	838,841	893,340
Project assets, net of current portion	6,097	10,271	23,398
Land use rights, net	43,287	43,451	41,961
Advances to suppliers, net of current portion	41,908	69,405	86,993
Investment in equity affiliates	11,770	12,899	10,961
Deferred income tax assets, net	50,901	62,411	41,048
Other noncurrent assets	1,813	1,364	1,669
TOTAL ASSETS	$2,567,229	$2,700,478	$2,864,857
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$935,590	$965,569	$875,821
Accounts payable	476,533	573,744	428,626
Convertible senior notes	—	—	83,582
Accrued expenses and other current liabilities	128,420	122,316	91,126
Total current liabilities	1,540,543	1,661,629	1,479,155
Long-term bank borrowings, excluding current portion	100,502	136,136	415,150
Accrued warranty costs	81,743	76,924	65,780
Other noncurrent liabilities	21,962	23,765	22,987
Total liabilities	1,744,750	1,898,454	1,983,072
Ordinary shares	36	40	40
Additional paid-in capital	663,388	661,304	656,944
Retained earnings	143,369	127,905	215,395
Accumulated other comprehensive income	15,403	12,546	9,206
Total Trina Solar Limited shareholders’ equity	822,196	801,795	881,585
Non-controlling interests	283	229	200
Total equity	822,479	802,024	881,785
TOTAL LIABILITIES AND EQUITY	$2,567,229	$2,700,478	$2,864,857